March 13, 2000


AXP Growth Series, Inc.
IDS Tower 10
Minneapolis, Minnesota 55440


Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of AXP Growth Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Registration Statement.


Sincerely,



/s/Leslie L. Ogg
Leslie L. Ogg
Attorney at Law
901 S. Marquette Ave., Suite 2810
Minneapolis, Minnesota 55402-3268